SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 10, 2022

Autonomous City of Buenos Aires, August 10, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the Board of Directors of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23 of Chapter VII of the ByMA Listing Regulations, in order to report changes in the composition of the Board of Directors of YPF S.A.

In this regard, we hereby inform that in accordance with article 258 of the Argentine General Corporations Law 19,550 and article 13 of the Bylaws (Vacancies), the members of the Supervisory Committee for Class D shares appointed Mr. Pablo Aníbal Iuliano as Director for Class D shares, as a result of the vacancy produced by the resignation of Mr. Sergio Affronti, set forth in our prior communication of July 15, 2022. The term of this designation will run until the election of new directors by the Shareholders’ meeting.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer